UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MicroVision, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

594960304

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.                   ☐ Rule 13d-1(b)

b.                   ☒ Rule 13d-1(c)

c.                    ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594960304

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede CG III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda
	5. Sole Voting Power	0
Number of
Shares Beneficially	6. Shared Voting Power	3,523,667
Owned by Each
Reporting	7. Sole Dispositive Power	0
Person With:
	8. Shared Dispositive Power	3,523,667

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,523,667 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 594960304

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5. Sole Voting Power	0
Number of
Shares Beneficially	6. Shared Voting Power	3,523,667
Owned by Each
Reporting	7. Sole Dispositive Power	0
Person With:
	8. Shared Dispositive Power	3,523,667

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,523,667 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 594960304

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization California

	5. Sole Voting Power	0
Number of
Shares Beneficially	6. Shared Voting Power	3,523,667
Owned by Each
Reporting	7. Sole Dispositive Power	0
Person With:
	8. Shared Dispositive Power	3,523,667

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,523,667 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4
12.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 594960304

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5. Sole Voting Power	0
Number of
Shares Beneficially	6. Shared Voting Power	3,523,667
Owned by Each
Reporting	7. Sole Dispositive Power	0
Person With:
	8. Shared Dispositive Power	3,523,667

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,523,667 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)
12.	Type of Reporting Person (See Instructions)

IN

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 17, 2013 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Crede CG III, Ltd., a Bermuda exempted company (“Crede CG III”), (ii) Crede Capital Group, LLC, a Delaware limited liability company (“Crede Capital”), (iii) Acuitas Financial Group, LLC, a California limited liability company (“Acuitas”), and (iv) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Crede CG III, Crede Capital and Acuitas, the “Reporting Persons”).

The sole stockholder of Crede CG III is Crede Capital. Acuitas holds all of the membership interests of Crede Capital and Mr. Peizer holds all of the membership interests of Acuitas. Voting and dispositive power with respect to the shares held by Crede CG III is exercised by Mr. Peizer, the sole and Managing Member of Acuitas, Crede Capital and Managing Director of Crede CG III, who acts as investment advisor to these entities. Mr. Peizer, Acuitas and Crede Capital disclaim beneficial ownership with respect to the shares held by Crede CG III.

The principal business office of the Crede GC III is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business office of each of Crede Capital, Acuitas and Mr. Peizer is 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2013, each of the Reporting Persons may be deemed to have beneficial ownership of 3,523,667 shares of Common Stock, which consists of (i) 1,668,467 shares of Common Stock issuable upon exercise or exchange of the Warrant and (ii) 1,855,200 shares of Common Stock issuable upon exercise or exchange of a second warrant issued to Crede CG III (the “Second Warrant”), and all such shares of Common Stock represent beneficial ownership of approximately 9.9% of the Common Stock, based on (1) 32,068,937 shares of Common Stock issued and outstanding on December 23, 2013, as reported in the Schedule 14A filed by the Issuer on January 7, 2014, plus (2) 1,668,467 shares of Common Stock issuable upon exercise or exchange of the Warrant, plus (3) 1,855,200 shares of Common Stock issuable upon exercise or exchange of the Second Warrant.

The foregoing excludes 189,642 shares of Common Stock issuable upon exercise or exchange of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise or exchange the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates of more than 9.9% of the Common Stock. Without such blocker provision, each of the Reporting Persons may be deemed to have beneficial ownership of 3,713,309 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0 .

(ii) Shared power to vote or to direct the vote: 3,523,667 .

(iii) Sole power to dispose or to direct the disposition of 0 .

(iv) Shared power to dispose or to direct the disposition of 3,523,667 .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

CREDE GC III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

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